Management's Discussion and Analysis of Operations and Financial Condition
For the three and six months ended June 30, 2023

Management's Discussion and Analysis of Operations and Financial Condition
This Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) of i-80 Gold Corp. (the “Company” or “i-80 Gold”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended June 30, 2023, and the notes thereto. The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all amounts discussed herein are denominated in U.S. dollars. This MD&A was prepared as of August 2, 2023, and all information is current as of such date. Readers are encouraged to read the Company’s public information filings on i-80 Gold’s web-site at www.i80gold.com, on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This discussion provides management's analysis of the Company’s historical operating and financial results and provides estimates of future operating and financial performance based on information currently available. Actual results may vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. Cautionary statements regarding mineral reserves and mineral resources, and forward-looking information can be found in the Sections titled “Technical Information” and “Cautionary Statements on Forward-Looking Statements” in this MD&A.
The Company has included certain non-IFRS financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-IFRS financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Descriptions and reconciliations associated with the non-IFRS financial performance measures can be found in the section titled “Non-IFRS Financial Performance Measures” in this MD&A.
Highlights

Second Quarter

•Gold sales of 4,329 ounces at a realized gold price of $1,9521.
•6,651 tons of mineralized material sold for proceeds of $2.8 million.
•June 30 cash balance of $19 million and $48 million in restricted cash
•Continued expansion of gold and polymetallic mineralization at Ruby Hill.
•Received approval of workplan for additional Ruby Hill exploration.
•Continued underground core drilling delineation of the CSD Gap ore body at McCoy Cove (13,350 feet).
•Began drilling infill holes at South Pacific Zone at Granite Creek (4,800 feet).
•Completed 1,193 feet of development at McCoy Cove.
•Completed 3,578 feet of horizontal advance at Granite Creek.
•Entered into an oxide ore sale and purchase agreement (the “Ore Sale Agreement”) with a third party.
•13,650 tons of material hauled from Granite Creek for processing under the Ore Sale Agreement.
•Increased the size of the land package at Ruby Hill by more than 34% with the FAD property acquisition.

Year to Date

•Gold sales of 6,678 ounces at a realized gold price of $1,9431.
•Completed 2,501 feet of exploration ramp development at McCoy Cove.
•Completed 5,481 feet of horizontal development at Granite Creek.
•19,966 tons of material hauled to a third party from Granite Creek for processing.
•Increased the size of the land package at Ruby Hill by more than 34% with the FAD property acquisition.
•Completed first gold and mineralized material sale of the Company’s Granite Creek mine.
•A total of 112,728 feet (core and RC) drilled at Ruby Hill, Granite Creek, McCoy Cove and the FAD project.

1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

OVERVIEW
Company Overview
i-80 Gold Corp. is a Nevada-focused growth-oriented gold and silver producer engaged in the exploration, development, and production of gold, silver and polymetallic deposits. The Company's principal assets (all wholly-owned) include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Mine, McCoy-Cove Project, and FAD Project.
The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange (“NYSE”) under the symbol IAUX. The Company’s headquarters are located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.
FINANCING AGREEMENT
Private Placement of Common Shares
On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8million.
Certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and Equinox Gold Corp. subscribed for C$2.7 million in common shares under the private placement, both of which are related party transactions.
Private Placement of Convertible Debentures
On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and mature on February 22, 2027, being the date that is four years from the offering closing date. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.
The Convertible Debentures are a senior unsecured obligation of the Company and secured on a limited recourse basis by Premier Gold Mines USA, Inc. ("Premier USA"), the Company’s wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka Gold LLC ("Au-Reka"). The Convertible Debentures are guaranteed on a full recourse basis by Au-Reka which is secured by a first ranking security over all of Au‑Reka’s present and future real and personal property (including the McCoy-Cove project).

The Convertible Debentures are not redeemable prior to the maturity date; provided, however, that, if the Company has not executed the security documents relating to the security being provided in connection with the offering within 90 days from the closing date, the Company shall be obligated to repurchase the Convertible Debentures, by the date that is 120 days from the closing date, at a price equal to 100% of the principal amount of the Convertible Debentures then outstanding plus any accrued and unpaid interest thereon up to and including the date of redemption. Certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures under the offering.
Previous Financing Agreements
Orion and Sprott Financing Package
On December 2021, the Company entered into Convertible Credit Agreements with OMF Fund III (F) Ltd. (“Orion”) and Sprott Asset Management USA, Inc. (“Sprott”) to borrow $60 million with an interest rate of 8.0% annually and maturity date of December 2025 (the “Finance Package”). The Finance Package also consisted of a gold prepay agreement (the “Gold Prepay Agreement”), a silver purchase and sale agreement (the "Silver Purchase Agreement"), and an offtake agreement (the “A&R Offtake Agreement“) with Orion.
Gold Prepay Agreement
On December 13, 2021, the Company entered into the Gold Prepay Agreement with Orion. In April 2022, the Gold Prepay Agreement was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the terms of the amended Gold Prepay Agreement, in exchange for $41.9 million, the Company is required to deliver to Orion 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 troy ounces of gold. As of June 30, 2023, the Company had delivered 11,500 troy ounces of gold towards the Gold Prepay Agreement with Orion, leaving 18,900 troy ounces of gold remaining to be delivered under the agreement.
Silver Purchase Agreement
On December 13, 2021, in exchange for $30 million, the Company entered into the Silver Purchase Agreement with Orion. Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. The Silver Purchase Agreement was funded April 2022.
Offtake Agreement
Under the terms of the A&R Offtake Agreement, the Company agreed to sell, and Orion agreed to purchase an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces of refined gold annually (the "Annual Gold Quantity") in any calendar year after 2023 until December 31, 2028. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced. During 2022, Orion assigned all of its rights, title and interest under the A&R Offtake Agreement to TRR Offtakes LLC ("Trident").
STRATEGIC OVERVIEW
Acquisition of Paycore Minerals
On May 5, 2023, the Company completed the acquisition of Paycore Minerals Inc. ("Paycore"). Paycore’s principal asset is the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The acquisition consolidates the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill.
The Company acquired 100% of the issued and outstanding shares of Paycore at an exchange ratio of 0.68 i-80 Gold common share for each Paycore common share held (the “Exchange Ratio”). All outstanding options and warrants of Paycore that were not exercised prior to the acquisition date were replaced with i-80 Gold options and warrants, as adjusted in accordance with the Exchange Ratio.
The Paycore acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the FAD mineral property. The components of consideration that were paid is detailed in the table below:

Components of consideration paid:
Share consideration (i)	$66,037
Common shares issued in relation to contingent value rights (ii)	12,750
Replacement warrants (iii)	2,675
Replacement options (iii)	2,515
Previously held interest (iv)	4,116
Transaction costs	323
$88,416
(i)    The fair value of 25,488,584 common shares issued to Paycore shareholders was determined using the Company's share price of C$3.46 per share on the acquisition date.
(ii)    Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (collectively, "Waterton"), all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, with an aggregate value of $12.75 million were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023. The fair value of 5,016,991 common shares issued to Waterton was determined using the Company's share price of C$3.46 per share on the acquisition date.
(iii)    The fair value of 1,727,200 replacement options and 3,755,257 replacement warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Risk free rate	3.55% to 3.91%	3.66% to 4.52%
Expected life	18 to 29 months	12 to 24 months
Expected volatility	52% to 56%	52% to 58%
Share price	C$3.46	C$3.46
(iv)    On May 5, 2023 and immediately prior to the Paycore acquisition the Company owned 2,336,200 Paycore common shares. The Company's investment in Paycore was remeasured at fair value on the acquisition date using the Exchange Ratio and the Company's share price of C$3.46 per share on the acquisition date with the change in fair value recognized through the statement of income as further described in Note 17 in the Financial Statements.
The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets (liabilities) acquired:
Cash	$10,027
Other assets	206
Mineral properties	78,218
Accounts payable	(35)
Fair value of net assets acquired	$88,416

Functional and Presentation Currency
The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.
RESULTS OF OPERATIONS
Three and Six Months Results

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)	2023	2022	2023	2022

Revenue	11,310	6,383	15,859	9,247
Cost of sales	(12,188)	(3,966)	(18,731)	(5,498)
Depletion, depreciation and amortization	(2,724)	(655)	(4,145)	(823)
Mine operating income (loss)	(3,602)	1,762	(7,017)	2,926

Expenses
Exploration, evaluation, and pre-development	11,095	12,132	20,074	21,386
General and administrative	4,397	4,565	9,588	7,838
Property maintenance	2,781	464	5,230	789
Share-based payments	903	547	2,211	1,989
Operating loss	(22,778)	(15,946)	(44,120)	(29,076)
Mine operating loss of $3.6 million for the three months ended June 30, 2023, was driven mainly by revenue of $11.3 million from sales of 4,329 ounces of gold, 1,714 ounces of silver and 6,651 tons of mineralized material, offset by cost of sales and depletion, depreciation and amortization of $12.2 million and $2.7 million, respectively. Depletion, depreciation and amortization expenses relates to the specific assets at Lone Tree, Ruby Hill and Granite Creek. During the three months ended June 30, 2023, an impairment to reduce the inventories to net realizable value of $4.5 million was included in cost of sales and depletion, depreciation and amortization. The inventory impairment is derived primarily from an increase in the estimated time and cost to recover ounces from Ruby Hill and Granite Creek leach pads. Mine operating income of $1.8 million for the three months ended June 30, 2022, was from recognized revenue of $6.4 million from sales of 3,507 ounces of gold and 1,402 ounces of silver, offset by cost of sales and depletion, depreciation and amortization of $4.0 million and $0.7 million, respectively.
Mine operating loss of $7.0 million for the six months ended June 30, 2023, was driven mainly by revenue of $15.9 million from sales of 6,678 ounces of gold, 2,667 ounces of silver and 6,651 tons of mineralized material, offset by cost of sales and depletion, depreciation and amortization of $18.7 million and $4.1 million, respectively. During the six months ended June 30, 2023, an impairment to reduce the inventories to net realizable value of $8.5 million was included in cost of sales and depletion, depreciation and amortization. The inventory impairment resulted mainly from the same reason mentioned in the previous paragraph at Lone Tree, Ruby Hill and Granite Creek. Mine operating income of $2.9 million for the six months ended June 30, 2022, was from revenue of $9.2 million from sales of 4,996 ounces of gold and 1,688 ounces of silver, offset by cost of sales and depletion, depreciation and amortization of $5.5 million and $0.8 million, respectively.
Operating loss of $22.8 million for the three months ended June 30, 2023, increased $6.8 million from operating loss of $15.9 million for the comparable three month period of 2022 mainly due to an increase in mine operating loss of $5.4 million, a decrease in exploration, evaluation and pre-development expenses of $1.0 million and higher property maintenance expenses associated with activities to upkeep the properties of $2.3 million period over period. The increase in mine operating loss of $5.4 million is driven primarily by the impairment on the inventories of $4.5 million as mentioned previously.
Operating loss of $44.1 million for the six months ended June 30, 2023, increased $15.0 million from operating loss of $29.1 million for the comparable six month period of 2022 primarily due to an increase in mine operating loss of $9.9 million, a decrease in exploration, evaluation and pre-development expenses of $1.3 million, an increase in general and administrative costs of $1.8 million associated with the growth and development of the organization and higher property maintenance expenses to upkeep the properties of $4.4 million period over period. The increase in mine operating loss of $9.9 million was mainly driven by the inventory impairment of $8.5 million explained previously.
Exploration, evaluation, and pre-development costs of $11.1 million for the three months ended June 30, 2023, decreased $1.0 million over the comparable three month period of 2022. Exploration, evaluation and pre-development costs for the second quarter of 2023 relates mainly to exploration and pre-development work at McCoy Cove and exploration activities at Ruby Hill, Granite Creek and the FAD project. At Ruby Hill, a total of 13,439 feet of core and 13,275 feet of RC were completed as part of the drilling program of the Hilltop and Blackjack zones. At McCoy Cove, a total of 13,350 feet of core was completed to continue expanding the ore body delineation, water monitoring capabilities and study the hydraulic properties of the project to support permitting efforts. At Granite Creek, a total of 400 feet of core and 4,400 feet of RC were drilled for infill purposes on the South Pacific Zone. At the FAD project, a total of 3,070 feet of core and 7,260 feet of RC were completed focused on infill and step-out drilling on mineralization.

For the six months ended June 30, 2023, exploration, evaluation, and pre-development total costs decreased $1.3 million over the six months ended June 30, 2022, mainly because of less spending due to the finalization of the Company’s 2022 drilling plan at Granite Creek, offset by an increase in spending at Ruby Hill, McCoy Cove and the FAD project related to the activities mentioned in the previous paragraph. At Ruby Hill, activities continued for infill and step-out drilling of the Hilltop, Blackjack and Lowerjack zones, completing a total of 66,339 feet of core and RC drilling. At McCoy Cove, a total of 31,259 feet of core and RC drilling were completed to continuing ore body delineation and to support permitting efforts. At the FAD project, a total of 10,330 feet of core and RC drilling has been completed as part of the exploration drilling program of the zone. At Granite Creek, a total of 400 feet of core and 4,400 feet of RC were drilled for infill on the South Pacific Zone.
General and administrative expenses of $4.4 million for the three months ended June 30, 2023, remained relatively the same over the comparable three months ended June 30, 2022, of $4.6 million.
General and administrative expenses totaled $9.6 million for the six months ended June 30, 2023, compared to $7.8 million for the six months ended June 30, 2022, mainly due to an increase in insurance premium costs of $0.2 million and additional personnel costs of $1.5 million. The Company experienced an increase in personnel related costs commensurate with the growth of the Company and acquisitions completed during 2022 and 2023.
Property maintenance expenses of $2.8 million and $5.2 million for the three and six months ended June 30, 2023, respectively, increased $2.3 million during the comparable three months period and $4.4 million during the comparable six months period, mainly due to costs incurred to support other activities outside of the actual direct heap leach at Lone Tree to maintain the property and insurance expenses at all the sites.
Share-based payments relate to the issuance of stock options, restricted share units and deferred share units. Share-based payments totaled $0.9 million for the three months ended June 30, 2023, compared to $0.5 million for the same three month period of 2022. Share-based payments of $2.2 million for the six months ended June 30, 2023, were relatively similar to the comparable six month period of 2022 of $2.0 million.
Selected Quarterly Information
The following is a summary of selected operating and financial information from the past eight quarters.

(in thousands of U.S. dollars, unless otherwise noted)(i)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2023	2023	2022	2022	2022	2022	2021	2021
From continued and discontinued operations:
Gold sales (ounces) (ii)	4,329	2,349	6,769	9,332	3,507	1,489	—	4,575
Mineralized material sales (tons)	6,651	—	—	—	—	—	—	—

Revenue	11,310	4,548	11,647	16,065	6,383	2,857	—	8,166
Costs of sales	(12,188)	(6,542)	(13,530)	(9,834)	(3,966)	(1,525)	—	(4,374)
Depletion, depreciation and amortization	(2,724)	(1,421)	(1,579)	(2,126)	(655)	(167)	—	(467)
Mine operating income / (loss)	(3,602)	(3,415)	(3,462)	4,105	1,762	1,165	—	3,325

Other significant income / (loss):
Exploration, evaluation and pre-development	(11,095)	(8,979)	(6,625)	(10,798)	(12,132)	(9,254)	(4,537)	(3,690)
General and administrative	(4,397)	(5,191)	(4,509)	(4,743)	(4,565)	(3,273)	(3,937)	(3,389)
Property maintenance	(2,781)	(2,449)	(2,111)	(350)	(464)	(325)	(115)	(117)
Share‑based payments	(903)	(1,308)	(820)	(471)	(547)	(1,442)	(291)	(424)
Other income / (expense)	10,476	11,185	(43,696)	3,524	38,772	(10,281)	130,504	(4,908)
Finance expense	(7,898)	(6,667)	(5,954)	(6,298)	(5,880)	(2,356)	—	—

Income / (loss) for the period	(15,962)	(13,118)	(63,938)	(11,272)	19,276	(23,263)	101,775	(9,340)
(i)May not total to annual amounts due to rounding.
(ii)The Company previously held a 40% interest in the South Arturo mine located in Nevada. On October 14, 2021, the Company completed an asset exchange with Nevada Gold Mines LLC and South Arturo was classified as a discontinued operation.
Gold sales of 4,329 ounces in Q2 2023 increased 1,980 ounces over Q1 2023. The production and sales in Q2 2023 compared to Q1 2023 reflects an increase in the production as the heap leach recovery improved on the residual leach pads for both Ruby Hill and Lone Tree operations, as the percolation issues at Ruby Hill from snowmelt from last quarter were resolved. During Q2 2023 the Company executed an agreement with a third party for the sale of mineralized material, selling 6,651 tons. Gold ounces sold in Q3 2021 and prior quarters were from discontinued operations (South Arturo). Gold ounces sold in 2023 are from Granite Creek operations and the residual heap leaching operations continuing at Lone Tree and Ruby Hill and mineralized material sold is from Granite Creek operations only; gold ounces sold in 2022 are from residual heap leaching operations at Lone Tree and Ruby Hill.

Revenue of $11.3 million in Q2 2023 was $6.8 million higher as compared to Q1 2023 due to an increase in revenue from gold ounces sold of $3.9 million and revenue from tons of mineralized material sold of $2.8 million. The average realized gold price in Q2 2023 was $1,952 per ounce sold compared to $1,927 per ounce sold in Q1 2023. Similar to the prior paragraph, revenue in Q3 2021 and prior quarters was from the discontinued South Arturo operation. Revenue from gold ounces in 2023 is from Granite Creek operations and residual heap leaching operations continuing at Lone Tree and Ruby Hill and revenue from mineralized material is from Granite Creek only; revenue from 2022 is from residual heap leaching operations at Lone Tree and Ruby Hill.
In Q2 2023, cost of sales and depletion, depreciation and amortization of $12.2 million and $2.7 million, respectively, increased $5.6 million and $1.3 million from Q1 2023. The increase was driven mainly by higher gold ounces and mineralized material sales, combined with higher costs from a per unit basis of ounces sold, and an inventory impairment of $4.5 million as mentioned in the “Three and Six Months Results” section before.
Mine operating loss for Q2 2023 was $3.6 million, a slight increase compared to $3.4 million in Q1 2023. Mine operating loss remained relatively the same over the comparable periods due to the increase in revenue from gold ounces and mineralized material sold, offset by the correlated increase in cost of sales and depletion, depreciation and amortization expenditures.
The loss in Q2 2023 of $16.0 million increased $2.8 million as compared to Q1 2023, driven primarily by a decrease of $0.7 million in other income related mainly to the embedded derivatives on the convertible loans, warrants, gold prepay and silver purchase agreements, equity investments, and other interest earned, as further discussed below in the “Other Income and Expense” section, an increase in exploration, evaluation and pre-development expenditures of $2.1 million mainly due to exploration-related expenditures at Ruby Hill, McCoy Cove and the FAD project, and an increase of $1.2 million in finance expense primary from the interest in the convertible debenture, offset by a decrease in general and and administrative expenses of $0.8 million driven mainly by a decrease in insurance costs, and an increase in deferred tax recovery of $0.5 million.
Operational Highlights
Ruby Hill
Ruby Hill is located within the Battle Mountain-Eureka Trend, and is host to the Archimedes open pit and multiple gold, silver and base metal deposits. Processing infrastructure at Ruby Hill includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit. The Company's interest in Ruby Hill is held through Ruby Hill Mining Company, LLC. Highlights for the three and six months ended June 30, 2023, include:
•Gold production and sales during Q2 2023 of 1,629 ounces. Gold production and sales during the first half of 2023 of 2,871 ounces.
•Average realized gold price of $1,899 per ounce sold1 in Q2 2023. Average realized gold price of $1,901 per ounce sold1 in the first half 2023.
•Shipped approximately 2,349 gold ounces on loaded carbon from site for further processing during Q2 2023, and approximately 3,471 gold ounces on loaded carbon during the first half of 2023.
•Advancing permitting for underground development.
Lone Tree
Lone Tree is an advanced-stage development project located within the Battle Mountain-Eureka Trend, midway between the Company's Granite Creek and McCoy-Cove projects. The property consists of the past-producing Lone Tree mine and processing facility, as well as the nearby Buffalo Mountain deposit and the Brooks open pit mine, which is currently on care and maintenance. Processing infrastructure at Lone Tree includes an autoclave, carbon-in-leach mill, flotation mill, heap leach facility, assay lab and gold refinery, tailings dam, waste dumps and several buildings that the Company anticipates will be useful for developing all mining projects, including a warehouse, maintenance shop and administration building. Highlights for the three and six months ended June 30, 2023, include:
•Gold production and sales during Q2 2023 of 2,700 ounces. Gold production and sales during the first half of 2023 of 3,363 ounces.
•Average realized gold price of $1,983 per ounce sold1 in Q2 2023. Average realized gold price of $1,979 per ounce sold1 in the first half 2023.
•Residual leaching of the heap on plan.
•Shipped approximately 1,508 gold ounces on loaded carbon from site for further processing during Q2 2023, and approximately 3,459 gold ounces on loaded carbon during the first half of 2023.
•Autoclave engineering study progressing on schedule and budget.
•Developed project execution plan for autoclave refurbishment.
•Engineering for environmental permitting, air, water, and tailings continued.
•Commencement of permitting alignment meetings with all stakeholders.
Granite Creek
Granite Creek has an extended history of gold exploration and mining activity. Gold was initially discovered in the mid to late 1930’s. Approximately one million ounces have been produced from the property since that time. Granite Creek comprises several land parcels which now encompass approximately 4,480 acres, located in the Potosi mining district, 27 miles northeast of Winnemucca, within the southeastern part of Humboldt County, Nevada. The seven-square miles of land contain all areas of past gold production and the area of the
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

currently estimated mineral resource. This area includes the historical Pinson Mine. Highlights for the three and six months ended June 30, 2023, include:
•Accomplished first mineralized material sale under the Ore Sale Agreement. Mineralized material sold during Q2 2023 of 6,651 tons for proceeds of $2.8 million.
•Gold production and sales during the first half of 2023 of 444 ounces at an average realized gold price of 1,938 per ounce sold1.
•Engineering and permitting underway to upgrade de-watering infrastructure.
•Q2 total of 29,569 tons of mineralized material mined at an average grade of 9.0 g/t.
•YTD 19,966 tons of mineralized material hauled from Granite Creek for processing.
•3,578 feet of horizontal advance in Q2 2023, continued developing main ramp deeper in the mine.
Refractory material has been shipped to the Twin Creeks facility for processing under the toll milling agreement that is in place with Nevada Gold Mines LLC (“NGM”). Processing of refractory material delivered to NGM will commence once the contractual initial tonnage of refractory mineralized material is delivered. Mining to date has encountered significantly more oxide (non-refractory) mineralized material than expected leading to less refractory tons delivered to NGM. Starting in Q2 2023, the oxide mineralized material from Granite Creek has been stockpiled and subsequently shipped to a third party as part of the Ore Sale Agreement.
McCoy Cove
The McCoy Cove Project covers 30,923 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. The McCoy Cove Project is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove Project consists of 1,535 100%-owned unpatented claims and twelve leased patented claims. Highlights for the three and six months ended June 30, 2023, include:
•Continued drilling activities involving Rapid Infiltration Basins (RIBs) characterization and deep well installations for groundwater studies.
•Completed 1,193 feet of development during Q2 2023 and 2,501 feet during the first half of 2023.
•As of June 30, 2023, the exploration decline was nearing completion, with 143 feet left to complete. As of the date of this MD&A, the exploration decline was completed.
•Advancing permitting for full mine plan.
Exploration, Evaluation and Pre-development
During the quarter ended June 30, 2023, the Company was primarily focused on exploration and pre-development activities at McCoy Cove, Ruby Hill, Granite Creek and the FAD project. The following table summarizes the exploration, evaluation, and pre-development expenditures for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
McCoy-Cove, Nevada	3,776	794	7,057	1,286
Granite Creek, Nevada	407	6,139	407	10,692
Ruby Hill, Nevada	5,977	5,173	11,540	9,207
FAD, Nevada	743	—	743	—
Other (i)	192	26	327	201
Total exploration, evaluation and pre-development	11,095	12,132	20,074	21,386
(i)Other includes charges for regional technical services costs not charged to a property.
Exploration, evaluation and pre-development expenses of $11.1 million for the three months ended June 30, 2023, decreased $1.0 million compared to the three month period ended June 30, 2022, primarily due to the completion of the drilling program conducted in 2022 at Granite Creek, resulting in a decrease of $5.7 million, offset by an increase in exploration and pre-development costs at McCoy-Cove of $3.1 million for underground delineation, hydrology studies, and engineering of de-watering and mining options, and costs incurred at the FAD project focused on drilling on mineralization of $0.7 million. The decrease of $1.3 million in the six months ended June 30, 2023, in contrast with the same period of 2022 was mainly due to the completion of the drilling program at Granite Creek of 2022, resulting in a decrease of $10.2 million, offset by an increase at McCoy-Cove and Ruby Hill costs of $5.8 million and $2.3 million, respectively, due to the ramp up of the drilling programs focused on delineation, metallurgical and hydrology studies, engineering of de-watering and mining options at McCoy Cove and further exploration for CRD mineralization and high-grade polymetallic mineralization at Ruby Hill. Further details regarding the Company’s exploration, evaluation and pre-development activities at the Ruby Hill, McCoy Cove, Granite Creek and the FAD properties for the second quarter of 2023 are discussed immediately below.
Ruby Hill
During the second quarter of 2023, drilling at Ruby Hill was focused on advancing exploration and delineation of multiple CRD mineralized discoveries. Definition and expansion drilling of high-grade polymetallic mineralization along the Hilltop fault structure remains a priority. 13,439 feet of core drilling and 13,275 feet of RC drilling was completed during the quarter. In addition to drilling at Hilltop, multiple holes are being drilled for infill of the Blackjack Zone. A workplan was approved late in the second quarter that will allow for additional exploration drill pads and roads to be built south of the current Hilltop drilling. The Ruby Hill property provides significant optionality as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. All deposits are located in close proximity to the underground infrastructure development being planned in 2023. Metallurgical work continues on the flotation optimization of base metals at the Hilltop deposit. Future base metal flotation work will be conducted on the Blackjack deposit in the third and fourth quarters. The draft Preliminary Economic Assessment (“PEA”) for Ruby Hill 426 and Ruby Deeps underground gold mine is under internal review, updates and edits will be completed in the third quarter of 2023.
McCoy-Cove
Underground delineation drilling continued during the second quarter with 13,350 feet of core drilled. Expenditures continued during the quarter on the exploration ramp and hydrology studies, and engineering of de-watering and mining options. During the three and six month periods of 2023, development footage completed was 1,193 feet and 2,501 feet, respectively.
Granite Creek
During the second quarter of 2023 drilling from surface began on the South Pacific Zone for infill purposes. A total of 4,400 feet of RC drilling and 400 feet of core drilling was completed during the quarter. Work continues with permitting, engineering and procurement of an arsenic water treatment plant. The Engineering Design & Construction plan (“EDC”) was submitted in July 2023 and construction of the treatment plant will begin in the fourth quarter of 2023 with 300-500 gallons per minute of de-watering water treated for arsenic. The Granite Creek feasibility report is in the final stages with the mine plan and financials review completed in June 2023. A groundwater model has been completed using the feasibility study underground mine plan.
FAD Project
After the acquisition of Paycore, which included Golden Hill Mining LLC and the FAD property, drilling continued on mineralization at FAD. Drilling is focused on infill and step-out drilling. During the second quarter 7,260 feet of RC and 3,070 feet of core were drilled by the Company.
The following table represents the cumulative exploration, evaluation, and pre-development expenses to date by project.

	Status	Cumulative to December 31, 2021	Period ending December 31, 2022	Cumulative to December 31, 2022	Period ending June 30, 2023	Cumulative life of project to date
(in thousands of U.S. dollars) (i)
Granite Creek, Nevada	Active	8,423	13,578	22,001	407	22,408
McCoy-Cove, Nevada	Active	57,746	4,196	61,942	7,057	68,999
Lone Tree, Nevada	Active	4	—	4	—	4
Ruby Hill, Nevada	Active	825	19,552	20,377	11,540	31,917
FAD, Nevada	Active	—	—	—	743	743
Buffalo Mountain, Nevada	Active	—	1,483	1,483	295	1,778
Goldbanks, Nevada	Terminated	7,420	—	7,420	—	7,420
Rye, Nevada	Terminated	1,196	—	1,196	—	1,196
Other (ii)		488	—	488	32	520
Total		76,102	38,809	114,911	20,074	134,985
(i)May not add due to rounding
(ii)Other includes technical work not associated with an above property
Other Income and Expense

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Gain on warrants	4,607	12,004	10,175	8,900
Gain on convertible loans	2,097	16,307	10,463	10,214
Gain on convertible debenture	900	—	900	—
Loss on deferred consideration	(351)	(792)	(778)	(1,636)
Gain / (loss) on foreign exchange	43	(135)	45	(199)
Gain / (loss) on investments	239	(1,229)	997	(1,229)
Gain on sales from Gold Prepay Agreement	158	454	262	454
Gain / (loss) on fair value measurement of gold prepay derivative	838	4,084	(2,252)	4,084
Gain on fair value measurement of silver purchase derivative	1,309	9,125	452	9,125
Other	636	(1,046)	1,399	(1,222)
Total other income	10,476	38,772	21,663	28,491
Other income for the three months ended June 30, 2023, was $10.5 million compared to other income of $38.8 million for the three months ended June 30, 2022, a decrease of $28.3 million. Other income of $10.5 million for the second quarter of 2023, was primarily driven by a gain on the fair value of warrants, the embedded derivatives within the convertible loans, the embedded derivatives within the convertible debenture and the embedded derivatives on the gold prepay and silver purchase agreements of $4.6 million, $2.1 million, $0.9 million and

$2.1 million, respectively. For the three months ended June 30, 2023, the gain on the fair value of warrants, on the embedded derivatives within the convertible loans and on the embedded derivatives within the convertible debenture was driven by a decrease in the Company’s share price during the period, and the gain on the fair value of the embedded derivatives related to the gold prepay and silver purchase agreements was driven by a decrease in the gold and silver forward prices during the period. Other income of $38.8 million for the second quarter of 2022, was primarily driven by a gain on the fair value of warrants, the embedded derivatives within the convertible loans and the embedded derivatives on the gold prepay and silver purchase agreements of $12.0 million, $16.3 million and $13.2 million, respectively, offset by a loss in the deferred consideration related to the acquisition of Ruby Hill of $0.8 million and a loss in the equity investment in Paycore of $1.2 million. For the three months ended June 30, 2022, the gain on the fair value of warrants and on the embedded derivatives within the convertible loans was driven by a decrease in the Company’s share price during the period, the gain on the fair value of the embedded derivatives related to the gold prepay and silver purchase agreements was driven by a decrease in the gold and silver forward prices during the period, the loss on the deferred consideration was driven mainly by an increase in the present value of the discounted milestone payments from the Ruby Hill acquisition for the period and the loss on the equity investment was driven by a decrease in the share price of Paycore during the period.
Other income for the six months ended June 30, 2023, was $21.7 million compared to other income of $28.5 million for the six months ended June 30, 2022, a decrease of $6.8 million. Other income of $21.7 million for the first half of 2023, was primarily driven by a gain on the fair value of warrants, the embedded derivatives within the convertible loans and the embedded derivatives within the convertible debenture of $10.2 million, $10.5 million and $0.9 million, respectively, as well as interest earned on restricted cash of $0.7 million and a gain in the equity investment in Paycore of $1.0 million, offset by a loss in the deferred consideration related to the acquisition of Ruby Hill of $0.8 million and a loss on the fair value of the embedded derivatives on the gold prepay and silver purchase agreements of $1.8 million. For the six months ended June 30, 2023, the gain on the fair value of warrants, on the embedded derivatives within the convertible loans and on the embedded derivatives within the convertible debenture was driven by a decrease in the Company’s share price during the period, and the gain on the equity investment was driven by an increase in the share price of Paycore during the period, the loss on the deferred consideration was driven mainly by an increase in the present value of the discounted milestone payments from the Ruby Hill acquisition for the period and the loss on the fair value of the embedded derivatives related to the gold prepay and silver purchase agreements was driven by an increase in the gold forward price during the period. Other income of $28.5 million for the first half of 2022, was primarily driven by a gain on the fair value of warrants, the embedded derivatives within the convertible loans and the embedded derivatives on the gold prepay and silver purchase agreements of $8.9 million, $10.2 million and $13.2 million, respectively, offset by a loss in the deferred consideration related to the acquisition of Ruby Hill of $1.6 million and a loss in the equity investment in Paycore of $1.2 million. For the six months ended June 30, 2022, the gain on the fair value of warrants and on the embedded derivatives within the convertible loans was driven by a decrease in the Company’s share price during the period, the gain on the fair value of the embedded derivatives related to the gold prepay and silver purchase agreements was driven by a decrease in the gold and silver forward prices during the period, the loss on the deferred consideration was driven mainly by an increase in the present value of the discounted milestone payments from the Ruby Hill acquisition for the period and the loss on the equity investment was driven by a decrease in the share price of Paycore during the period.
Interest and Finance Expense

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Interest accretion on convertible loans	2,245	1,881	4,375	3,768
Interest accretion on gold prepay agreement	1,929	2,197	3,966	2,197
Interest accretion on silver purchase agreement	829	794	1,647	794
Interest accretion on convertible debentures	1,947	—	2,723	—
Amortization of finance costs	221	93	392	176
Environmental rehabilitation accretion	720	912	1,440	1,292
Interest paid	7	3	22	11
Total interest and finance expense	7,898	5,880	14,565	8,238
Interest and finance expense for the three months ended June 30, 2023, of $7.9 million increased $2.0 million compared to the three months ended June 30, 2022, primarily from interest accretion on convertible debentures of $1.9 million.
Interest and finance expense for the six months ended June 30, 2023, of $14.6 million increased $6.3 million compared to the six months ended June 30, 2022, primarily from interest accretion on convertible debentures of $2.7 million, interest accretion on the gold prepay and silver purchase agreements of $2.6 million, interest accretion on convertible loans of $0.6 million, increased accretion on environmental rehabilitation of $0.1 million and finance costs on the convertible debenture of $0.1 million.

Current and Deferred Taxes

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Loss before income taxes	(20,200)	16,946	(37,022)	(8,823)
Current tax (expense)	—	—	—	—
Deferred tax recovery	4,238	2,330	7,944	4,835
Loss for the period	(15,962)	19,276	(29,078)	(3,988)
Deferred taxes are comprised of taxes on income. For the three and six months ended June 30, 2023, deferred tax recovery of $4.2 million and $7.9 million, respectively, increased from a deferred tax recovery of $2.3 million and $4.8 million for the same three and sixth month periods of 2022.
FINANCIAL POSITION
Balance Sheet Review
Assets
Cash and cash equivalents decreased from $48.3 million to $19.4 million over the six months ended June 30, 2023, the decrease is primarily due to increased exploration and pre-development activities at McCoy Cove, Ruby Hill, Granite Creek and the newly acquired FAD project coupled with capital expenditures for development at Granite Creek, McCoy Cove and engineering studies at Lone Tree. Furthermore, the Company increased the collateral for the reclamation bonds by $14.7 million and incurred payments related to the deferred consideration related to the Ruby Hill acquisition and the gold prepay and silver purchase agreements, these cash outflows were partially offset by the cash received from the private placement offering of $62.2 million from February, sales of $15.9 million and cash received in the Paycore acquisition of $10.0 million.
Current and long-term receivables over the six months ended June 30, 2023, increase of $1.0 million mainly due to a refund on a surety bond terminated and replaced at Lone Tree.
Inventory increased from $16.5 million to $18.8 million during the six months ended June 30, 2023, and represents the value associated with the ore stockpiles, the heap leaching operations, the work in process doré and refined gold from Granite Creek, Ruby Hill and Lone Tree. The increase in inventory was offset by an inventory impairment of $8.5 million, which was recorded to reduce heap leach inventories to net realizable value.
Property, plant and equipment increased $99.8 million during the six months ended June 30, 2023, the increase was mainly due to the FAD Project acquisition, capital investment for development work at Granite Creek, the exploration ramp at McCoy-Cove and the engineering and design work on the autoclave at Lone Tree.
Restricted cash and cash equivalents increased from $32.9 million to $47.6 million during the six months ended June 30, 2023, due to additional collateral requirements on the surety bonds at Lone Tree and Ruby Hill.
Total other assets decreased $3.6 million mainly due to the disposal of $2.2 million of the equity investment in Paycore as part of the acquisition, the decrease on the embedded derivative in relation to the gold prepay agreement of $2.3 million and the increase on the embedded derivative in relation to the silver purchase agreement $0.5 million.
Liabilities
Accounts payable and accrued liabilities increased from a total of $17.2 million at December 31, 2022 to a total of $22.2 million at June 30, 2023, mainly due to the normal course of the accounts payable cycle.
Current and non-current portion of long-term debt decreased and increased $4.3 million and $43.6 million, respectively, mainly due to an increase in the liabilities related to the convertible debentures of $45.3 million and interest accretion and amortization of financing costs on the convertible loans of $2.9 million, offset by a decrease in the gold prepay and silver purchase agreements of $8.9 million.
Total other liabilities decreased $43.5 million primarily due to the fair value decrease on the embedded derivatives related to the convertible loans of $10.5 million, the deferred consideration of $26.2 million and the warrants of $7.6 million.
Total provision for environmental rehabilitation increased $1.1 million due to the interest accretion of the Company’s environmental rehabilitation plans, offset by payments related to the rehabilitation plan at the pit lake in Lone Tree.
Working Capital
Working capital, as of June 30, 2023 was $(14.3) million compared to $(8.3) million as of December 31, 2022, decreased primarily due to a decrease of $28.9 million in cash and cash equivalents, an increase of $1.0 million in receivables, an increase of $2.3 million in inventory, an increase of $1.1 million in prepaid and deposits, a decrease of $3.0 million in current portion of other assets, an increase of $5.0 million in accounts payable and accrued liabilities, a decrease of $4.3 million in current portion of long term debt and a decrease of $22.5 million in current portion of other liabilities.

As mentioned in the "”Financing Agreement” section, on February 2023, the Company closed a private placement of convertible debentures for $65.0 million of principal. In addition, on August 1, 2023, the Company closed a private placement of common shares for aggregate gross proceeds of C$36.8 million, further detailed in the “Equity” section below. Proceeds are being used to fund the Company's everyday operations, exploration and development, surety or bonding relating to mine closure and asset retirement and environmental reclamation obligations for the Company’s major mining projects.
Cash Flow
For the six months ended June 30, 2023, the Company had cash and cash equivalents of $19.4 million compared to $48.3 million as of December 31, 2022.
Cash used in operating activities for the three and six months ended June 30, 2023, was $16.3 million and $39.0 million, respectively, compared to cash used in operating activities in the same comparable periods of 2022 of $20.4 million and $40.2 million. The $4.1 million decrease in cash used in operating activities over the three month period of 2023 as compared to the three month period of 2022 was primarily related to a $5.8 million change in non-cash working capital related to operations, offset by a $1.7 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations. The $1.7 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations was primarily due to higher cost of sales per ounce sold in the three month period of 2023 as compared to the three month period of 2022, partially offset by a higher average realized gold price per ounce sold. The $5.8 million change in cash flows from non-cash working capital related to operations was mostly related to a decrease in receivables of $1.8 million and accounts payable and accrued liabilities of $5.8 million, offset by an increase of $1.1 million in inventory and $0.7 million in prepaid and deposits in the three month period of 2023 as compared to the three month period of 2022. The decrease of $1.1 million in cash used in operating activities over the six month period of 2023 as compared to the six month period of 2022 was primarily related to a $10.1 million change in non-cash working capital related to operations, offset by a $8.9 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations. The $8.9 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations was primarily due to higher cost of sales per ounce sold in the six month period of 2023 as compared to the six month period of 2022, partially offset by a higher average realized gold price per ounce sold. The $10.1 million changed in cash flows from non-cash working capital related to operations was mostly related to a decrease in receivables of $2.0 million and accounts payable and accrued liabilities of $11.1 million, offset by an increase of $2.0 million in inventory and $1.1 million in prepaid and deposits in the six month period of 2023 as compared to the six month period of 2022.
Cash used in investing activities for the three and six months ended June 30, 2023, was $17.3 million and $28.7 million, respectively, compared to $10.7 million and $15.0 million for the three and six months ended June 30, 2022. The cash used in investing activities for the three months ended June 30, 2023, primarily relates to capital expenditures on mine development of $2.4 million and $2.5 million at Granite Creek and McCoy Cove, respectively, engineering and design work on the autoclave at Lone Tree of $6.9 million and additional funds placed into the surety bonds of $14.4 million, offset by funds received of $10.0 million from the Paycore acquisition, as compared to the three months ended June 30, 2022, in which cash used in investing activities primarily related to capital expenditures on development at Granite Creek and McCoy Cove of $6.2 million and $1.0 million, respectively, and engineering and design work on the autoclave at Lone Tree of $1.5 million. Cash used in investing activities for the six months ended June 30, 2023, was similar in nature as for the three month period of 2023, primarily driven by $6.2 million and $4.9 million in mine development expenditures at Granite Creek and McCoy Cove, respectively, engineering and design work on the autoclave at Lone Tree of $10.2 million, additional funds placed into the surety bonds of $14.4 million, and additional funds spent on purchasing of investments of $0.9 million, offset by funds received of $10.0 million from the Paycore acquisition, as compared to cash used in investing activities from the six months ended June 30, 2022, driven by capital expenditures on development at Granite Creek and McCoy Cove of $8.8 million and $1.6 million, respectively, and engineering and design work on the autoclave at Lone Tree of $2.5 million.
Cash used and provided by financing activities for the three and six months ended June 30, 2023, was $4.0 million and $38.8 million, respectively, compared to cash provided by financing activities in the same period of 2022 of $66.3 million and $68.6 million. Cash used in financing activities for the three months ended June 30, 2023, was primarily due to repayment on the gold prepay agreement of $4.1 million, as compared to the three months ended June 30, 2022, in which cash provided by financing activities increased mainly by net proceeds totaled $41.7 million and $29.9 million from the gold prepay and silver purchase agreements, respectively, partially offset by repayment on the gold prepay agreement of $5.7 million. Cash provided by financing activities for the six months ended June 30, 2023, was primarily from net proceeds from the convertible debenture $61.9 million, partially offset by payments on the gold prepay and silver purchase agreements of $8.2 million and $5.7 million, respectively, and a contingent payment of $11.0 million in satisfaction of the First and Second Milestone Payments for the deferred consideration of the acquisition of Ruby Hill, as compared to cash provided by financing activities from the six months ended June 30, 2022, driven by net proceeds from the gold prepay and silver purchase agreements of $41.7 million and $29.9 million, respectively, partially offset by repayment on the gold prepay agreement of $5.7 million.
Liquidity and Capital Resources
Liquidity Outlook

For the period ended
(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022
Cash and cash equivalents	19,355	48,276
Working capital	(14,291)	(8,340)
The Company funds current operating requirements, capital commitments and exploration, evaluation, and pre-development expenditures through its cash flow from recent equity, the financing from the private placement offering of $65.0 million from February 2023, and the cash expected to be generated from gold and silver sales. At August 1, 2023, the Company completed a brokered private placement of common shares for aggregate gross proceeds of C$36.8 million (the “Offering”). The Offering is subject to final acceptance of the Toronto Stock Exchange and the NYSE American, further information on the Offering is detailed below in the “Equity” section.
The Company’s ability to execute its plan and fulfill its commitments as they come due is dependent upon its success in obtaining additional financing. While management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company’s current operating losses and management’s expectation of future losses until it has fully executed its strategy, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company’s assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which casts significant doubt as to the Company’s ability to continue as a going concern.
Equity
At June 30, 2023, the authorized share capital consisted of an unlimited number of common shares without par value, of which 278,223,752 shares were outstanding. In addition, as of June 30, 2023, the Company had 20,966,409 warrants, and 11,136,703 stock options outstanding.
The Company has outstanding the Orion Convertible Credit Agreement dated December 13, 2021, between the Company, Premier USA, Osgood Mining Company, LLC, Ruby Hill Mining Company, LLC and OMF Fund III (F) Ltd. in the principal amount of $50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% per annum and matures on December 13, 2025 and has a conversion price of C$3.275. The Canadian dollar equivalent of the $50 million principal of the Orion Convertible Loan was deemed to be C$63.5 million (as determined in accordance with the Orion Convertible Credit Agreement). An aggregate of 19,389,313 Common Shares have been reserved for issuance in connection with the full conversion of the initial principal amount of the Orion Convertible Loan.
The Company has outstanding the Sprott Convertible Credit Agreement dated December 10, 2021, between the Company, Premier USA, Osgood Mining Company, LLC, Ruby Hill Mining Company, LLC, Sprott Hathaway Special Situations Fund Master Fund LP, as administrative agent, SAF Sub Holdings, LLC and SAF Bullion Sub, LLC, in the principal amount of $10 million (the "Sprott Convertible Loan"). The Sprott Convertible Loan bears interest at a rate of 8.0% per annum and matures on December 9, 2025 and has a conversion price of C$3.275. The Canadian dollar equivalent of the $10 million principal of the Sprott Convertible Loan was deemed to be C$12.64 million (as determined in accordance with the Sprott Convertible Credit Agreement). An aggregate of 3,860,152 Common Shares have been reserved for issuance in connection with the full conversion of the initial principal amount of the Sprott Convertible Loan. During the period ended June 30, 2023, Sprott converted $1.8 million in principal and $0.2 million in interest into 800,449 common shares of the Company.
On February 22, 2023, the Company entered into an agreement with Co-Lead Agents in connection with a “best efforts” private placement offering of $65 million principal amount of secured convertible debentures. The Convertible Debentures will bear a fixed interest of 8.00% per annum and will mature on the date that is four years from the offering closing date (the “Maturity Date“). The principal amount of the Convertible Debentures may be converted into common shares of the Company at a conversion price of $3.38 per share. The Company shall have the option but not the obligation to pay interest in common shares at its own discretion, subject to the approval of the TSX. If the Company decides to pay interest in common shares, then it will be priced at the greater of (i) 90% of the average closing price of the Company’s common shares as measured in U.S. dollars on the NYSE American exchange during the ten business days leading up to the interest payment, or (ii) the lowest price permitted by the TSX. At any time, and from time to time, until the earlier of the business day preceding the Maturity Date and the date of repayment in full of the principal amount of the Convertible Debentures and all accrued and unpaid interest thereon, each purchaser may at its option elect to convert all or any portion of the principal amount owing to such purchaser, into Common Shares at the conversion price. If at any time the daily volume weighted average of the Company’s common shares as measured in U.S. dollars on the NYSE American exchange equals or exceeds 150% of the conversion price per share for 20 consecutive trading days commencing 120 days after the closing date, the Company shall have the right within three trading days after such trading period to have all of the principal amount outstanding under the Convertible Debentures converted into common shares at the Conversion price.
On August 1, 2023, the Company completed the Offering, mentioned before, of an aggregate of 13,629,800 common shares of the Company at a price of C$2.70 per common share for aggregate gross proceeds to the Company of C$36.8 million. The Offering was led by CIBC Capital Markets, as lead underwriter, on behalf of a syndicate of underwriters that included Canaccord Genuity, National Bank Financial Markets, SCP Resource Finance, Stifel GMP, BMO Capital Markets, Cormark Securities, RBC Capital Markets and Scotiabank. All securities issued under the Offering are subject to a hold period expiring four months and one day from August 1, 2023. The Offering is subject to final acceptance of the Toronto Stock Exchange and the NYSE American.
As of the date of this MD&A, there were 291,853,553 common shares outstanding.
Share Capital Issued
On January 31, 2022, in connection with the spin out of Premier Gold Mines Limited (“Premier”) by way of the Plan of Arrangement (“the Arrangement”), the Company issued 800,000 shares for share purchase warrants that were exercised in settlement of the warrant liability that was assumed for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date of the Arrangement.
During the year ended December 31, 2022, the Company issued 1,047,200 shares for stock options exercised.
On January 16, 2023, the Company issued 5,515,313 common shares to Waterton Global Resource Management, Inc. (“Waterton”) as partial consideration of the the First Milestone Payment and Second Milestone Payment, as further described in Note 11 (iv) of the Financial Statements.

During the first quarter of 2023, Waterton exercised 350,000 warrants to purchase 350,000 common shares of the Company in relation to the acquisition agreement of Osgood Mining Company LLC ("Osgood"), as further described below.
During the second quarter of 2023, the Company issued 25,488,584 common shares to Paycore shareholders as part of the arrangement related to the acquisition of Paycore. Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton, all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023.
On June 27, 2023, Sprott converted 800,449 common shares of the Company from the Convertible Credit Agreements, further described in Note 12(b) in the Financial Statements.
During the six months ended June 30, 2023, the Company has issued 491,398 shares for stock options exercised.
Additionally, after June 30, 2023, and as of the date of this MD&A, the Company issued 13,629,800 shares related to the Offering from August 2023.
Share Purchase Warrants
In connection with the acquisition of Osgood the Company issued to Waterton 12.1 million common share warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at June 30, 2023, $3.3 million ($10.1 million at December 31, 2022). During the first quarter of 2023, Waterton exercised 350,000 warrants to purchase 350,000 common shares of the Company.
In connection with the Orion financing package the Company completed during the fourth quarter of 2021, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. The initial fair value of the warrants recognized on inception was $3.5 million and at June 30, 2023, $3.1 million ($5.9 million at December 31, 2022).
In connection with the Paycore acquisition discussed in Note 4 of the Financial Statements, the Company issued a total of 3.8 million common share warrants for Paycore warrants outstanding on the date of acquisition. The replacement warrants are comprised of 0.2 million common share warrants at an exercise price of C$3.09 per common share until April 20, 2024, 0.3 million common share warrants at an exercise price of C$2.40 per common share until February 9, 2025, and 3.3 million common share warrants at an exercise price of C$4.02 per common share until May 2, 2025.
The warrants are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the six months ended June 30, 2023, the Company recognized a decrease in the estimated fair value of the liability of $7.6 million.
Stock Option Plan
The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. As of June 30, 2023, there were 11,136,703 stock options outstanding.
Restricted Share Unit Plan
The Company adopted the Restricted Share Unit ("RSU") plan to allow i-80’s Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting. As of June 30, 2023, there were 1,170,312 RSU’s outstanding.
Deferred Share Unit Plan
The Company adopted the Deferred Share Unit ("DSU") plan to grant non-transferable share units to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSU’s are priced based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three year period. Under the DSU plan, the awards can be equity or cash settled immediately upon vesting. As of June 30, 2023, there were 295,430 DSU’s outstanding.

COMMITMENTS AND CONTINGENCIES
Environmental Rehabilitation Provision
The Company currently has five active environmental rehabilitation obligations related to past and current mining activities. As per the table below, the provisions for each property are updated annually for changes to projected inflation rates, the risk-free discount rate, accretion, and currency adjustments if applicable. Changes in cost estimates to perform the environmental rehabilitation work at each property are applied where an engineering assessment of the project has been completed.

For the period ended
(in thousands of U.S. dollars) (i)	June 30, 2023	December 31, 2022
Granite Creek	1,504	1,473
Lone Tree	49,560	48,898
Ruby Hill	13,547	13,273
McCoy-Cove	6,953	6,812
Argenta	1,193	1,170
Total	72,757	71,626
Granite Creek
This project has a current remediation plan of 10 years after the current approximate life of mine of the project of 11 years. There are no expenditures projected in the next few years. Management conducted an environmental assessment of the property during 2022 and updated the estimated environmental obligation as part of its year-end review. The estimated remediation costs includes closure of all permitted mining and exploration disturbance at the property.
Lone Tree
The assets at Lone Tree include an autoclave and flotation mill, which are currently not operating. There are reclamation activities ongoing at Lone Tree related to the treatment of the pit lake to maintain a neutral pH, during the six months ended June 30, 2023, the Company has spent $0.3 million in reclamation expenditures. As of June 30, 2023, Management estimates the environmental rehabilitation obligation at Lone Tree at $49.6 million after inflation and present value discounting. This amount is based on cost estimates from an environmental assessment of the property conducted during 2022 and includes closure of all permitted mining and exploration disturbance at the property.
Ruby Hill
As of June 30, 2023, Management estimates the environmental rehabilitation obligation at $13.5 million after inflation and present value discounting. This amount includes the closure of all permitted mining and exploration disturbance and is calculated using standardized reclamation cost estimators. Management conducted an environmental assessment of the property during 2022 and updated the estimated environmental obligation as part of its year-end review.
McCoy-Cove
The Company is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. The McCoy-Cove reclamation obligation is in part related to the McCoy portion of the property purchased from Newmont Mining Corporation in 2014. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove underground. The property had a remaining obligation from previous mining activities, most of which was completed prior to acquiring the property. Structural reclamation is on hold for several years pending a new mine plan for the property. The other portion is related to the Cove underground project which will not commence reclamation for several years, and was impacted by accretion and an updated risk-free discount rate. Management conducted an environmental assessment of the property during 2022 and updated the estimated environmental obligation as part of its year-end review, the estimated environmental rehabilitation obligation as of June 30, 2023, sits at $7.0 million after inflation and present value discounting.
Argenta
This recently acquired project includes barite processing facilities and associated infrastructure, which are currently not operating. The Argenta mine and mill complex has a current remediation plan of 5 years. The estimated remediation costs includes procedures in order to reclaim any land disturbed during mine development, construction and operations of the site done prior acquisition by the Company. As of June 30, 2023, Management estimates the environmental rehabilitation obligation at $1.2 million after inflation and present value discounting.
Surety Bonds
At June 30, 2023, the Company has outstanding surety bonds in the amount of $132.8 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $27.0 million, respectively. The surety bonds are secured by a $47.6 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and

State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.
During the second quarter of 2023, additional funds were required as collateral for the Lone Tree and Ruby Hill properties of $13.2 million and $2.3 million, respectively, and a decrease in the collateral for the remaining properties of $1.2 million.
Option Agreements
Tabor Exploration and Option Agreement
On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada. The option agreement is subject to a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property plus initial earn-in option payments of $5.2 million.
Off Balance Sheet Arrangements
The Company has no off-balance sheet or income statement arrangements other than the surety bonds discussed above.
CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES
Significant Accounting Judgements and Estimates
The preparation of the unaudited condensed consolidated interim Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the unaudited condensed consolidated interim Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.
The significant judgments and estimates used in the preparation of the Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:
Provisions for environmental rehabilitation
Management assesses the provisions for environmental rehabilitation on acquisition, on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.
Valuation of financial instruments
The Company issued warrants as further described in Note 11(i) of the Financial Statements. The warrants are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. In determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's share price, share price variability, trading volumes and risk-free rates of return. The fair value of the warrants recognized on inception were calculated using using Premier’s share price volatility and i-80 Gold's share price volatility at June 30, 2023, and December 31, 2022.
The Convertible Debentures were assessed for derivatives within the agreement and a number of instruments were identified that had to be separated from the host contract and valued on a standalone basis. These instruments were valued using a LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Convertible Debentures. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts. The derivatives (including embedded) deemed to be financial assets or liabilities will continue to be recognized at fair value through profit or loss ("FVTPL") whilst the host contract is measured at amortized cost. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.
The financing instruments described in Note 9 of the Financial Statements were valued by simulating the relevant prices of the underlying assets; gold, silver and the Common Shares, from December 9 or 13, 2021, to their respective maturity dates of each financial instrument, using LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Finance Package. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts. The derivatives (including embedded) will continue to be recognized at FVTPL whilst the host contracts are at amortized cost.
The conversion and change of control rights contained in the Convertible Loans are recognized as derivative liabilities and separately measured at FVTPL each reporting period. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.
The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period. In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.
The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.
Valuation of Inventories
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and net realizable value ("NRV"). The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metals prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in estimates of NRV may result in a write-down of inventories or the reversal of a previous write-down.
Recoverable ounces
The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.
Impairment and reversal of impairment for non-current assets
Non-current assets are tested for impairment at the end of each reporting period if in management's judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.
In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.
NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.

Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)		2023	2022	2023	2022
Nevada production
Revenue per financial statements		$8,490	6,382	13,038	9,246
Silver revenue from mining operations		$(41)	(32)	(62)	(39)
Gold revenue from mining operations		$8,449	6,350	12,976	9,207
Ounces of gold sold	ounce	4,329	3,507	6,678	4,996
Average realized gold price	$/ounce	1,952	1,811	1,943	1,843

Lone Tree
Revenue per financial statements		$5,371	1,827	6,675	3,459
Silver revenue from mining operations		$(15)	(10)	(19)	(17)
Gold revenue from mining operations		$5,356	1,818	6,656	3,442
Ounces of gold sold	ounce	2,700	941	3,363	1,785
Average realized gold price	$/ounce	1,983	1,931	1,979	1,928

Ruby Hill
Revenue per financial statements		$3,119	4,555	5,502	5,788
Silver revenue from mining operations		$(26)	(22)	(42)	(22)
Gold revenue from mining operations		$3,093	4,533	5,460	5,765
Ounces of gold sold	ounce	1,629	2,565	2,871	3,211
Average realized gold price	$/ounce	1,899	1,767	1,901	1,795

Granite Creek
Revenue per financial statements		$—	—	861	—
Silver revenue from mining operations		$—	—	—	—
Gold revenue from mining operations		$—	—	861	—
Ounces of gold sold	ounce	—	—	444	—
Average realized gold price	$/ounce	—	—	1,938	—
(i)May not add due to rounding.
Adjusted Earnings / (Loss)
Adjusted earnings / (loss) and adjusted earnings / (loss) per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted earnings / (loss) nor adjusted earnings / (loss) per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings / (loss) for the three and six months ended June 30, 2023 and 2022, to the net earnings / (loss) for each period.

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2023	2022	2023	2022

Net income / (loss) for the period	$(15,962)	$19,276	$(29,078)	$(3,988)
Adjust for:
Gain on warrants	4,607	12,004	10,175	8,900
Gain on convertible loans	2,097	16,307	10,463	10,214
Gain on convertible debenture	900	—	900	—
Loss on deferred consideration	(351)	(792)	(778)	(1,636)
Gain / (loss) on fair value measurement of gold prepay derivative	838	4,084	(2,252)	4,084
Gain on fair value measurement of silver purchase derivative	1,309	9,125	452	9,125
Inventory net realizable value adjustment	(4,506)	—	(8,531)	—
Total adjustments	4,894	40,728	10,429	30,687
Adjusted loss for the period	$(20,856)	$(21,452)	$(39,507)	$(34,675)
Weighted average shares for the period	265,433,411	240,312,422	255,573,142	239,800,687
Adjusted loss per share for the period	$(0.08)	$(0.09)	$(0.15)	$(0.14)
(i)May not add due to rounding.
RISKS AND RISK MANAGEMENT
The Company's activities expose it to risks, including financial and operational risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns and which are more fully described in the “Risks and Uncertainties” section of this MD&A.
Financial Instruments and Related Risks
The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.
Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.
Trade credit risk
The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding was $1.4 million at June 30, 2023 and at December 31, 2022 was nil.
Cash
In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.
The following table summarizes the Company's contractual maturities and the timing of cash flows as at June 30, 2023. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	With 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$22,293	$—	$—	$—	$22,293
Convertible Loans	—	—	58,200	—	58,200
Convertible Debentures	—	—	—	65,000	65,000
Gold Prepay Agreement	17,155	17,569	8,929	—	43,653
Silver Purchase Agreement	8,472	8,836	2,015	—	19,323
Deferred consideration (i)	20,000	—	—	—	20,000
Reclamation and closure obligations	1,043	833	592	94,378	96,846
Total	$68,963	$27,238	$69,736	$159,378	$325,315
(i)    As further described in Note 11 (iv) of the Financial Statements, the Company can elect to pay up to $10 million in shares subject to the condition that shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.
Market risk
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.
Currency risk
Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.
Fair value
(i) Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(ii) Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:
Financial assets
Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 6 (i) of the Financial Statements was classified within level 2 of the fair value hierarchy and was fair valued using the common share price from the most recent subscription agreement, however during the second quarter of 2022, the investment listed on the TSX and therefore a quoted market price for this investment became available and was classified within level 1 of the fair value hierarchy.
Financial liabilities
Financial liabilities not classified as fair value through profit or loss are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.
The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.
Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and at June 30, 2023. This liability is classified within level 3 of the fair value hierarchy as it involves management's best estimate of whether or not the key activities as described in Note 11 (iv) of the Company’s Financial Statements required for each milestone payment will be achieved. Management has assumed that all milestones will be achieved and the early repayment option will be taken so the fair value of the deferred consideration at June 30, 2023 is the $20 million ($47 million at December 31, 2022) discounted at 7.5%.
The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.
The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). The change in fair value is dependent on the movement in gold prices and the change in the risk free borrowing rate.
The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at June 30, 2023, the gold substitution option did not have any value. The change in fair value of the embedded derivative related to the silver price is dependent on the movement in silver prices and the change in the risk free borrowing rate.
The Convertible Debentures contain forced conversion and change of control options that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur. The conversion rights were measured at fair value on inception but do not get revalued subsequently.
(iii) Fair value measurements using significant unobservable inputs (level 3)

The following tables present the changes in level 3 items for the periods ended June 30, 2023 and December 31, 2022:

	Convertible Loans		Convertible Debentures
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Change of control option	Forced conversion option
Balance as at January 1, 2022	$(18,534)	$(3,895)	$—	$—
Fair value adjustments	(8,495)	(1,404)	—	—
Balance as at December 31, 2022	$(27,029)	$(5,299)	$—	$—
Initial recognition	—	—	(1,409)	875
Fair value adjustments	8,224	2,247	1,409	(509)
Balance as at June 30, 2023	$(18,805)	$(3,052)	$—	$366

	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Deferred consideration	A&R Offtake gold lookback option
Balance as at January 1, 2022	$—	$—	$(42,543)	$(730)
Fair value adjustments	1,898	2,916	(3,262)	—
Balance as at December 31, 2022	$1,898	$2,916	$(45,805)	$(730)
Principal repayment	—	—	27,000	—
Fair value adjustments	452	(2,253)	(778)	—
Balance as at June 30, 2023	$2,350	$663	$(19,583)	$(730)
(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at June 30, 2023	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	2,350	2,347	(2,347)
Gold Prepay Agreement - gold price derivative	Change in forecast gold price	663	3,250	(3,250)
Management of Capital Risk
The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $471.9 million at June 30, 2023 ($369.5 million at December 31, 2022). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.
To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.
The Company’s ability to execute its plan and fulfill its commitments as they come due is dependent upon its success in obtaining additional financing. While management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company’s current operating losses and management’s expectation of future losses until it has fully executed its strategy, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company’s assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which casts significant doubt as to the Company’s ability to continue as a going concern.
The Company’s Financial Statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.
Risks and Uncertainties
Inability to Obtain Additional Financing and Reduction in Scope of Planned Business Objectives
The Company will have various capital requirements and exploration and development expenditures as it proceeds to expand exploration and development activities at its mineral properties (including the refurbishment and retrofit of the Lone Tree facilities), develop any such properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Funds from mining operations at the Ruby Hill Mine are not expected to be sufficient to fund such capital requirements. The continued exploration and future development of the Company's exploration and development-stage properties will therefore depend on the Company's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which the Company cannot currently quantify and may not currently have in place. The Company can provide no assurance that it will be able to obtain financing on favorable terms or at all. The inability to arrange additional financing could have a material adverse effect on the Company's business and financial condition.
In addition, the Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If the Company is unable to obtain additional financing as needed, it may not be able to move forward with its planned exploration and development activities at the Ruby Hill Mine, the Lone Tree project (including the refurbishment and retrofit of the Lone Tree facilities), the McCoy-Cove Project, the Granite Creek Project and the Buffalo Mountain Project. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.
Financing Risk
The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. The inability to arrange additional financing could have a material adverse effect on the Company's business and financial condition.
If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.
In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which could have a material adverse effect on the Company’s business and financial condition.
Fluctuating Commodity Prices
Historically, gold and other precious metals prices have fluctuated widely and are affected by numerous external factors beyond the Company’s control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of or any combination of, these factors may result in not receiving an adequate return on invested capital and a loss of all or part of an investment in securities in the Company.
No Assurance of Title
The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in its name where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure ownership claims to individual mineral claims. While the Company’s intention is to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.
Construction and Start-up of New Mines
The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/de-adsorption, recovery plants and conveyors to move minerals, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start up of new mines as planned. There can be no assurance that current or future construction and start up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.
Permits and Licenses
The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time-consuming process. The costs and delays associated with obtaining necessary licenses and permits could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its mineral projects or that the Company will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.
Environmental Regulations and Potential Liabilities
The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.
Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.
Infrastructure
Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.
Availability and Costs of Infrastructure, Energy and Other Commodities
Mining, processing, mine construction and development, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals, and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.
If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s production and development activities and this could have an adverse effect on profitability. An increase in worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labor could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.
Further, the Company relies on certain key third party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction, and continuing operation of its assets. As a result, the Company’s activities are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.
Uncertainty of Production Estimates
Future estimates of production for the Company’s mining operations are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.
Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.
Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.
Dependence on Key Personnel
The Company’s success is dependent on a relatively small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Company's business, results of operations and financial condition.
Dependence on Third Parties
The Company relies significantly on strategic relationships with other entities and also on good relationships with regulatory and governmental departments. The Company also relies upon third parties to provide essential contracting services. In some cases, the Company may hold interests in its properties through joint ventures where it is not the manager of the joint venture. In these situations, the joint venture decision may not accord with the Company’s stated or desired plan. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or non-renewal of one or more of these key business alliances or contracts, could adversely impact the Company, its business, operating results, and prospects.
Losses from, or Liabilities for, Risks which are not Insured
Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.
Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.
Governmental Regulation
Exploration, development and mining of minerals are subject to extensive federal, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, water use, land use, land claims that may be brought by third parties, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition, and results of operations of the Company. The costs and delays associated with obtaining necessary licenses and permits and complying with these licenses and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or licenses and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties, or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. These laws and regulations are administered by various governmental authorities including the federal, state, and local governments.
Health and Safety
Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.
Tax Matters
The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.
Information Technology
The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.
The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.
Labor Difficulties
Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations which might result in the Company not meeting its business objectives.
Nature of Mineral Exploration and Mining
The economics of exploring and developing mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection.
The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The operations of the Company are also subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The activities of the Company may be subject to prolonged disruptions due to inclement or hazardous weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected geological formations, rock bursts, formation pressures, cave-ins, flooding, or other conditions may be encountered in the drilling and removal of material. Other risks include, but are not limited to, mechanical equipment performance problems, industrial accidents, labor disputes, drill rig shortages, the unavailability of materials and equipment, power failures, hydrological conditions, earthquakes, fires, landslides, and other Acts of God. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.
Estimates of Mineral Resources and Mineral Reserves
Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.
Competition
There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labor to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.
From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.
Conflicts of Interest
The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director is required by the Business Corporations Act (British Columbia) to disclose the conflict of interest and to abstain from voting on the matter.
Failure to further develop the Ruby Hill Mine and the Lone Tree Project
The ability of the Company to sustain or increase the present level of gold and silver production is dependent on the success of its projects. Following the completion of the Asset Exchange and the Ruby Hill Acquisition, the only gold sales for the Company are from residual heap leaching operations continuing at Lone Tree and Ruby Hill. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of mineral reserve and mineral resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of the project; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction and scoping of major projects, including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop this project are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Company's ability to maintain licenses to operate the Ruby Hill Mine or the Lone Tree project is also important to the success of this project. Actual costs and economic returns may differ materially from estimates prepared by the Company, or the Company could fail or be delayed in obtaining all approvals necessary for execution of the project, in which case, the project may not proceed either on its original timing or at all. In addition, neither the Ruby Hill Mine nor the Lone Tree project may demonstrate attractive economic feasibility at low gold or silver prices.
The capital costs for each the Ruby Hill Mine and Lone Tree project may outweigh the Company's capital, financial and staffing capacity and may adversely affect the development of the Ruby Hill Mine and the Lone Tree project. The inability to further develop the Ruby Hill Mine or the Lone Tree project could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.
Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for the Company to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.
There may be undisclosed risks and liabilities relating to the Company's acquisitions.
While the Company conducted substantial due diligence of the acquisitions of its various projects, including the acquisitions of Granite Creek, Ruby Hill, Lone Tree and Paycore (collectively, the "Acquisitions"), there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities relating to these projects for which the Company is not indemnified pursuant to the provisions of the agreements relating to the Acquisitions. Any such unknown or undisclosed risks or liabilities could have a material adverse effect on its business, results of operations and financial position. The Company could encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated in the Acquisitions. All of these factors could cause dilution to the Company's earnings per share or decrease or delay the anticipated accretive effect of the Acquisitions and cause a decrease in the market price of the Common Shares.
Failure to realize the all of the benefits of the Company's Acquisitions
There can be no assurance that management of the Company will be able to fully realize the expected benefits of the Acquisitions. There is a risk that some or all of the expected benefits in respect of the Acquisitions will fail to materialize, or may not occur within the time periods anticipated by management of the Company, or that there are additional risks and costs, such as integrated related costs, that may result in the failure to realize all of the benefits anticipated in the Acquisitions. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.
Climate Change could have a material adverse impact on the Company's business and results of operations
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our Common Shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While the Company is committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate-change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters, such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease and insect infestations. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate-change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
The Company may fail to maintain the adequacy of internal control over financial reporting
The Company may fail to maintain the adequacy of its internal control over financial reporting under applicable Canadian and United States laws, including as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of applicable Canadian and United States laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with the Canadian Securities Administrators’ Regulation, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.
Disclosure Controls and Procedures
The CEO and the CFO have designed disclosure controls and procedures or have caused them to be designed under their supervision, in order to provide reasonable assurance that (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. There were no changes made to i-80 Gold’s disclosure controls and procedures in the second quarter 2023. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2023.
Internal Control over Financial Reporting
The CEO and the CFO have also designed internal controls over financial reporting (“ICFR”) or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (COSO 2013). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, i-80 Gold’s internal control over financial reporting. Based on this assessment management concluded that the Company’s internal controls over financial reporting were effective as of June 30, 2023.
Limitations of Controls and Procedures
Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Tim George, PE, and Tyler Hill, CPG-12146, who are the Qualified Persons, as the term is defined in NI 43-101. For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form and other continuous disclosure documents filed by the Company on SEDAR at www.sedarplus.ca, and on the Company’s web-site at www.i80gold.com.
CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS
Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, ability to access sufficient capital from internal and external sources, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of resource, reserve or production estimates, stock market volatility and the potential impact of the global COVID-19 pandemic. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive there from. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.
Additional information relating to i-80 Gold can be found on i-80 Gold’s web-site at www.i80gold.com, SEDAR at www.sedarplus.ca, and on EDGAR at www.sec.gov/edgar.